

15027189

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 44435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2014__ AND ENDING __December 31, 2014__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Planning Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   100 North Sepulveda Blvd, Suite 1800

                                 (No. and Street)

   El Segundo, CA 90245

        (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Vanessa Lambrechts 310-899-8672

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  KPMG, LLP

                       (Name – *if individual, state last, first, middle name*)

  550 South Hope Street, Suite 1500, Los Angeles, CA 90071

    (Address)   (City)   (Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Vanessa Lambrechts_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___National Planning Corporation_____ , as of ___December 31_____ , 20_14____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

VP, Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
National Planning Corporation:

We have audited the accompanying statement of financial condition of National Planning Corporation (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of National Planning Corporation as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.



February 23, 2015

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	27,296,856
Restricted cash		152,134
Marketable securities		51,221
Commissions receivable		18,102,588
Investment advisory receivable		3,799,881
Forgivable notes receivable, net of accumulated amortization of $19,225,937		14,750,103
Other receivables		2,126,800
Receivables from registered representatives, net of allowance of $1,322,189		1,330,891
Due from affiliates		1,673,356
Income taxes receivable		1,594,087
Deferred tax assets		32,441,237
Fixed assets, net of accumulated depreciation of $441,700		4,773,425
Prepaid expenses and other assets		1,149,124
Total assets	$	109,241,703

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	974,713
Commissions payable		18,326,566
Investment advisory payable		3,557,953
Accounts payable and other accrued expenses		10,633,329
Due to affiliates		1,738,500
Total liabilities		35,231,061
Stockholder's equity		74,010,642
Total liabilities and stockholder's equity	$	109,241,703

See accompanying notes to statement of financial condition.

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)
Notes to Statement of Financial Condition
December 31, 2014

(1) Organization

National Planning Corporation (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), an introducing broker with the Commodity Futures Trading Commission (CFTC), and a member of the Financial Industry Regulatory Authority and the National Futures Association. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 23, 2015, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $25,920,300 in money market accounts and $18,557 in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Restricted Cash

The Company is required by its regulators, including the SEC and CFTC, to segregate cash to satisfy rules regarding the protection of customer assets. As of December 31, 2014, total cash of $152,134 is segregated into a separate account for the exclusive benefit of customers.

(c) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(d) Drafts Payable

Drafts payable represents amounts drawn by the Company pursuant to a sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company.

(e) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of leasehold improvements, furniture and equipment, and computer hardware and software, which are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

(Continued)

(f)   *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with BH1 is based on the separate return method and any intercompany income taxes are settled on an annual basis. The Company files combined state tax returns in approximately 20 states and separate state income tax returns for the other states in which the Company is required to file income tax returns. The Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

(g)   *Receivable from Registered Representatives*

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives. Upon reclassification, the receivable accrues interest at the stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectability of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(Continued)

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)
Notes to Statement of Financial Condition
December 31, 2014

(h) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

(i) Fair Value Measurements

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company has determined the fair value of money market funds and marketable securities using the market approach as these financial instruments trade in an active market.

(3) Income Taxes

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable notes	$	3,926,003
Allowance for doubtful accounts		493,589
Deferred compensation		27,442,953
Accrued bonus		159,498
Commission held		21,191
Accrued vacation		195,049
Accrued rent		1,171,978
Other		487,961
Total deferred tax assets		33,898,222
Deferred tax liabilities:		
Depreciation		(1,231,445)
Prepaids		(221,051)
Unrealized gain on marketable securities		(4,464)
Other		(25)
Total deferred tax liabilities		(1,456,985)
Net deferred tax assets	$	32,441,237

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred

5 (Continued)

tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

To date, the Company has generated a Michigan net operating loss of $225,092. A valuation allowance has been placed against the state net operating loss deferred asset as of December 31, 2014 due to the uncertainty of its ultimate realization.

The Company has a state tax receivable of $416,554 and a federal income tax receivable of $1,177,533. As of December 31, 2014, there are no unrecognized tax benefits.

The federal income tax returns for 2011, 2012, and 2013 remain open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

(4)   Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standards Codification (ASC) ASC 820-10, *Fair Value Measurement.* Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds and marketable securities and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments.

(Continued)

(5) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2%, of "aggregate debit items," whichever is greater, as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires the Company to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1. As of December 31, 2014, the Company had net capital of $12,279,647, which was $12,029,647 in excess of its requirement.

(7) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a period of time, generally five to seven years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative does not achieve the minimum gross dealer concessions, but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable note may be extended. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. Typically, if the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. In some instances, when it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

During 2014, forgivable notes receivable totaling $4,020,169 became fully amortized and were forgiven by the Company.

(8) Receivables from Registered Representatives and Allowance for Doubtful Accounts

Receivables from registered representatives with interest rates ranging from 3.00% to 7.00%. The receivables mature from January 20, 2015 through September 20, 2018	$	930,436
Other receivables from registered representatives		400,455
Receivables from registered representatives, net	$	1,330,891

(Continued)

(9) Fixed Assets

The major classifications of fixed assets are as follows:

Leasehold improvements	$	3,751,258
Office equipment, furniture, and fixtures		1,461,845
Computer hardware and software		2,022
Total fixed assets		5,215,125
Less accumulated depreciation		(441,700)
Fixed assets, net	$	4,773,425

(10) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (Jackson) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(11) Related-Party Transactions

Jackson, an affiliate of NPH, allocates a portion of its leased office space and fixed asset depreciation to the Company based on the proportionate share that the Company utilizes for operations. The Company has committed to pay Jackson based on its proportionate share of leased office space through the term of Jackson's lease, and its current commitments are $933,044 in 2015, $1,046,954 in 2016, $1,077,427 in 2017, $1,110,076 in 2018, and $1,144,902 in 2019 and $2,496,946 thereafter. These commitments are subject to change in future periods based on usage factors of the office space.

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

Pursuant to the tax-sharing agreement, the Company paid $7,466,250 and $1,426,170 for federal and state income taxes, respectively, for the year ended December 31, 2014.

(12) Registered Representative Compensation Program

The Company participates in a Jackson nonqualified deferred compensation plan for certain registered representatives of the Company. The Company's annual contributions are based on commission revenue production of participating registered representatives during the year. The Company has transferred title and ownership of all amounts credited to each participant's account and all underlying funds to Jackson for the purpose of facilitating administration of the plan.

(Continued)

(13) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or liquidity.